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SCHEDULE 13G Under the Securities and Exchange Act of 1934 (Amendment No. )*
Capital Properties, Inc.
(Name of Issuer)
Common Stock, $ 0.01 Par Value
(Title of Class of Securities)
227478104
(CUSIP Number)

August, 3 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 227478104
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Morris Propp
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially by Owned by Each Reporting Person With	5. Sole Voting Power 12,820
6. Shared Voting Power 153,500
7. Sole Dispositive Power 12,820
8. Shared Dispositive Power 153,500
9. Aggregate Amount Beneficially Owned by Each Reporting Person 220[1]
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.04%
12. Type of Reporting Person (See Instructions) IN

1 Morris Propp owns, has sole or shared voting and dispositive power over 166,320 shares, 5.04%.  He personally owns 220 shares of common stock over which he has sole voting and dispositive control.  He has sole voting and dispositive power over 12,600 shares that are owned by a trust for the benefit of his minor daughter.  Additionally he shares voting and dispositive power over 28,500 shares owned by his mother and in 7,600 shares owned by his father.  He shares voting and dispositive power, with his wife, over 5,000 shares held in a private foundation and over 112,400 shares owned directly by, or in trusts for the benefit of, their minor daughter.

Item 1.

The name and address of the principal executive offices of the Issuer are:

Capital Properties, Inc.

100 Dexter Road

East Providence, RI 02914

Item 2.

This statement on Schedule 13G is being filed by:

(a)

Name:    Morris Propp

(b)

Address:

366 Eagle Drive

Jupiter, FL 33477

(c)

Citizenship:    United States

(d)

Title of Class of Securities:    Common Stock, $0.01 par value

(e)

CUSIP Number:    227478104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

☐

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)

☐

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

☐

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

☐

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)

☐

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)

☐

An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)

☐

A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)

☐

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

☐

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

☐

Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:    2201

(b)

Percent of class:    5.04%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:    12,820

(ii)

Shared power to vote or to direct the vote:    153,500

(iii)

Sole power to dispose or to direct the disposition of:    12,820

(iv)

Shared power to dispose or to direct the disposition of:    153,500

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

1 Morris Propp owns, has sole or shared voting and dispositive power over 166,320 shares, 5.04%.  He personally owns 220 shares of common stock over which he has sole voting and dispositive control.  He has sole voting and dispositive power over 12,600 shares that are owned by a trust for the benefit of his minor daughter.  Additionally he shares voting and dispositive power over 28,500 shares owned by his mother and in 7,600 shares owned by his father.  He shares voting and dispositive power, with his wife, over 5,000 shares held in a private foundation and over 112,400 shares owned directly by, or in trusts for the benefit of, their minor daughter.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 10, 2007

By: /s/ Morris Propp Morris Propp